

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
U.S.$ 10,000,000 Notes linked to the
S&P 500® Risk Control 10% (Excess Return) Index, due July 2018
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: July 15, 2011

The following information regarding an issue of U.S.$ 10,000,000 Notes linked to the S&P 500® Risk Control 10% (Excess Return) Index, due July 2018 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 16, 2010 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, ("Citibank") dated as of June 3, 2008 (the "Global Agency Agreement"), the Final Terms dated July 13, 2011 (the "Final Terms"), and the Terms Agreement dated July 13, 2011 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S.$ 10,000,000 Notes linked to the S&P 500® Risk Control 10% (Excess Return) Index, due July 2018.

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b) Interest Rate/Interest Payment Date. No payments prior to maturity. On the Maturity Date, the amount in respect of each Note shall be an amount in U.S.$ determined in accordance with Provisions Relating to Redemption in the Final Terms. See, Final Terms, Item 22.

(c) Maturity Date. July 16, 2018.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Uniform Fiscal Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not applicable.

(i) Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100% of the aggregate principal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (November 16, 2010);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008)[2];

D. Resolution No. IFC 2011-0033 adopted June 22, 2011 by the Board of Directors of the Corporation;

E. Global Agency Agreement (dated as of June 3, 2008);[2]

F. Final Terms (July 13, 2011); and

G. Terms Agreement (July 13, 2011).

---

[1] Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 16, 2010.

[2] Filed on September 17, 2008.

INTERNATIONAL FINANCE CORPORATION

RESOLUTION NO. IFC 2011-0033

FY12 Funding Authorization

WHEREAS, the Corporation has determined that it is in the Corporation's best interest to borrow funds in various markets or from other sources in specified currencies or currency units from time to time and, for that purpose, to issue its notes, bonds, structured debt instruments or other evidences of indebtedness ("Obligations");

WHEREAS, by Resolution No. IFC 97-26, approved by the Board of Directors on June 19, 1997, the Corporation is authorized to repurchase, redeem or tender for, from time to time, outstanding Obligations issued by the Corporation in various markets and denominated in various currencies or currency units;

WHEREAS, the Corporation has determined that it is in its best interest to be able to increase its funding authority during FY12 in order to prefund a portion of the Corporation's FY13 borrowing requirements after completion of the FY12 funding program;

NOW, THEREFORE, BE IT RESOLVED AS FOLLOWS:

(A) THAT, during the period from July 1, 2011 through June 30, 2012 (both dates inclusive), the Corporation is authorized to borrow, in various markets or from other sources (including without limitation from the International Bank for Reconstruction and Development ("IBRD"), to the extent separately authorized by the Board of Directors of IBRD and the Corporation) and in various currencies or currency units, and for that purpose to issue its Obligations, in an aggregate principal amount (or in the case of zero coupon or deep discount Obligations the aggregate gross proceeds) not to exceed US$10,000,000,000 equivalent, determined by any Authorized Officer (defined in paragraph (I) below) on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

(B) THAT, during the period from July 1, 2011 through June 30, 2012 (both dates inclusive), subject to completion of its FY12 funding program in accordance with the authority granted under paragraph (A) above, and for purposes of prefunding a portion of the Corporation's FY13 borrowing requirement, the Corporation is authorized to borrow, in various markets and from other sources and in various currencies or currency units, and for that purpose to issue its Obligations in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) not to exceed US$2,000,000,000 equivalent, determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

(C) THAT, during the period from July 1, 2011 through June 30, 2012 (both dates inclusive), for purposes of funding investment operations with a maturity of one year or less approved by the Board of Directors of the Corporation and expected to be disbursed by the Corporation during such period, the Corporation is authorized to borrow, in addition to amounts borrowed by the Corporation under paragraphs (A) and (B) above, in various markets and from other sources and in various currencies or currency units, and for that purpose to issue its Obligations in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) at any time outstanding not to exceed the aggregate committed principal amount of such investment operations, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

(D) THAT, in addition to issuing its own Obligations, the Corporation is authorized to structure its funding transactions in a manner that, as determined by an Authorized Officer, meets the requirements of the Islamic finance markets, and that such structures may include, without limitation, features such as the establishment of special-purpose vehicles ("SPVs") to hold in trust assets originated by IFC and transferred to such SPVs, the issuance by such SPVs of trust certificates evidencing ownership interests in such assets, the sale and repurchase of such assets by IFC to and from such SPVs from time to time, and such other features as an Authorized Officer deems advisable under the circumstances, and that the trust certificates, notes, bonds, structured debt instruments or other evidences of indebtedness issued in connection with any such funding transaction shall be deemed to be "Obligations" for purposes of this Resolution;

(E) THAT, with respect to any issue of Obligation under the terms and conditions of which the Corporation is obligated or may elect to redeem or prepay such Obligation before maturity, any Authorized Officer is hereby authorized, in the name and on behalf of the Corporation, to elect to redeem and to call for redemption and redeem, or to prepay such Obligations upon the terms and conditions specified therein, at such time or times as such Authorized Officer shall deem advisable, in accordance with the mandatory, automatic or optional redemption or prepayment provisions of such Obligation;

(F) THAT, during the period from July 1, 2011 through June 30, 2012 (both dates inclusive), the Corporation is authorized to borrow such additional amounts (determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed), and for that purpose issue and sell additional Obligations, in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) not to exceed the aggregate principal amount of the Obligations prepaid, repurchased, redeemed or tendered for by the Corporation during the same period pursuant to authority granted under paragraph (E) above;

(G) THAT, subject to receipt of requisite approvals from member governments pursuant to the Corporation's Articles of Agreement, any Authorized Officer is authorized, in the name and on behalf of the Corporation, to offer and sell all or any part of the Obligations authorized under paragraphs (A), (B), (C), (D), (E) or (F), at such price and on such terms, to such purchasers and upon such other terms and conditions as shall be approved by such Authorized Officer, and, in connection with such offer and sale, any Authorized Officer is hereby authorized, in the name and on behalf of the Corporation, to: (i) issue, execute and deliver such Obligations, and receive, or arrange for receipt of, payment therefore; (ii) issue and/or publish, or authorize the issuance and/or publication, of any prospectus, offering circular or other offering documentation relating to such Obligations; (iii) apply, if necessary, for the listing of such Obligations or on appropriate stock exchanges; and/or (iv) enter into, execute and deliver such agreements, instruments and other documents, and to take such other action, as such Authorized Officer shall deem necessary or advisable, in order fully to carry into effect the transactions authorized by this Resolution;

(H) THAT, with respect to Obligations, or coupons issued in connection therewith, any Authorized Officer may sign by manual or facsimile signature; and

(I) THAT, as used herein, the term "Authorized Officer" means any of the following officers of the Corporation, acting jointly or severally, in the name and on behalf of the Corporation: (i) the President, the Executive Vice President and any Vice President of the Corporation; and (ii) any other officer of the Corporation designated in writing for this purpose by the President, the Executive Vice President or any Vice President of the Corporation.

EXECUTION VERSION

EXHIBIT F

TERMS AGREEMENT NO. 1117 UNDER THE STANDARD PROVISIONS

July 13, 2011

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1. The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's U.S.$ 10,000,000 Notes linked to the S&P 500® Risk Control 10% (Excess Return) Index, due July 2018 (ISIN: XS0641971261) (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Schedule II hereto (the "**Final Terms**") at 9:00 a.m. London time on July 15, 2011 (the "**Settlement Date**") at an aggregate purchase price of USD 10,000,000 (which is 100% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2. When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein and the term "**Dealer**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3. The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4. The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5 The Corporation agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100% per cent.).

6 The purchase price specified above will be paid by the undersigned by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

7 The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8 In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

10 For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

11 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

12 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MERRILL LYNCH PIERCE FENNER & SMITH INC.
(the "**Dealer**")



By: ______________________
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION



By: ______________________
Name:
Title:

EXECUTION VERSION

SCHEDULE I

Notice Details of the Dealer:

Merrill Lynch Pierce Fenner & Smith Inc.

One Bryant Park - 4th Floor
New York, NY 10036
United States

Attention: Frederic Gautier

Telephone: +1 646 855 6508

Fax: +1 212 669 0829

SCHEDULE II

Form of the Final Terms

Execution Version

Final Terms dated July 13, 2011


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Issue of

U.S.$ 10,000,000 Notes linked to the
S&P 500® Risk Control 10% (Excess Return) Index, due July 2018

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:		International Finance Corporation
2.	(i)	Series Number:	1117
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars ("**U.S.$**" or "**USD**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	U.S.$ 10,000,000
	(ii)	Tranche:	U.S.$ 10,000,000
5.	Issue Price:		100 per cent. (100%) of the Aggregate Nominal Amount
6.	(i)	Specified Denominations:	U.S.$ 100,000
	(ii)	Calculation Amount:	U.S.$ 100,000

7.	Issue Date:	July 15, 2011
8.	Maturity Date:	July 16, 2018. Notwithstanding Condition 6(h), if any date of payment in respect of the Notes is not a business day, the holder(s) shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment, unless such day falls in the next calendar month, in which case the relevant date of payment will be the first preceding business day. In the above paragraph, "business day" means a day (other than a Saturday or Sunday) on which banks and foreign exchange markets are open for business in (i) the relevant place of presentation, (ii) such jurisdictions specified as "Financial Centres", and (iii) the principal financial centre of the country of the Specified Currency.
9.	Interest Basis:	Not Applicable
10.	Redemption/Payment Basis:	Index Linked Redemption
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Not Applicable
16.	Floating Rate Note Provisions:	Not Applicable
17.	Zero Coupon Note Provisions:	Not Applicable
18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable
	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable
22.	Final Redemption Amount of each Note:	In respect of each Note (of the Specified Denomination), the Final Redemption Amount shall be an amount in USD determined by the Calculation Agent in accordance with the following formula:

$$SD \times Max[1;1+(P \times \text{Index Return})]$$

Where:

"SD" means, in respect of each Note, the Specified Denomination, being U.S.$ 100,000;

"*Max*" followed by a series of amounts inside brackets, means whichever is the greater of the amounts separated by a semi-colon inside those brackets;

"P" or **"Participation"** means 120 per cent. (120%) (expressed as 1.2);

"Index Return" means an amount determined by the Calculation Agent in accordance with the following formula:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

"Final Level" means the Index Closing Level (as defined in the Annex hereto) of the Reference Index (as defined in the Annex hereto) on the Valuation Date (as defined in the Annex hereto), as determined by the Calculation Agent; and

"Initial Level" means 105.77

(i)	Index/Formula/variable:	S&P 500® Risk Control 10% (Excess Return) Index (*Bloomberg Code: SPXT10UE <Index>*) (the **"Reference Index"**). The S&P United States 500 Total Return 1998 Index (*Bloomberg Code: SPTR <Index>*) (the **"Base Index"**). Each of the Reference Index and the Base Index shall be deemed to be an "Index" for the purposes of applying the provisions of the Annex hereto
(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	Bank of America, N.A.
(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or variable:	See above and the Annex hereto
(iv)	Determination Date(s):	Not Applicable. For the avoidance of doubt, the Valuation Date shall be determined in accordance with the provisions set out in the Annex hereto
(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable	See the Annex hereto

or otherwise disrupted:

(vi)	Payment Date:	Maturity Date
(vii)	Minimum Final Redemption Amount:	Specified Denomination
(viii)	Maximum Final Redemption Amount:	See the Annex hereto

23. Early Redemption Amount:

Early Redemption Amount(s) per Calculation Amount payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

In respect of each nominal amount of Notes equal to the Calculation Amount, the Early Redemption Amount shall be an amount determined by the Calculation Agent, which (i) in the case of redemption other than pursuant to Condition 9, the second Business Day immediately preceding the due date for the early redemption of the Notes, or (ii) in the case of redemption pursuant to Condition 9, the due date for the early redemption of such Notes, represents the fair market value of such Notes (taking into account all factors which the Calculation Agent determines relevant) less Associated Costs, and provided that no account shall be taken of the financial condition of the Issuer which shall be presumed to be able to perform fully its obligations in respect of the Notes.

Where "**Associated Costs**" means in respect of each nominal amount of Notes equal to the Calculation Amount, an amount equal to such Notes' pro rata share of the total amount of any and all costs associated or incurred by the Issuer, the Calculation Agent, or any of their respective affiliates, in connection with such early redemption, including, without limitation, any costs associated with unwinding any funding relating to the Notes and any costs associated with unwinding any hedge positions of the Issuer, the Calculation Agent, or any of their respective affiliates, relating to the Notes, all as determined by the Issuer and the Calculation Agent in their sole discretion

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes: Registered Notes:

Global Registered Certificate available on the Issue Date

25. New Global Note (NGN): No

26. Financial Centre(s) or other special provisions relating to payment dates: New York City and London

Notwithstanding Condition 6(h), if any date of payment in respect of the Notes is not a business day, the holder(s) shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment, unless such day falls in the next calendar month, in which case the relevant date of payment will be the first preceding business day.

In the above paragraph, "business day" means a day (other than a Saturday or Sunday) on which banks and foreign exchange markets are open for business in (i) the relevant place of presentation, (ii) such jurisdictions specified as "Financial Centres", and (iii) the principal financial centre of the country of the Specified Currency.

27. Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): No

28. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made: Not Applicable

29. Details relating to instalment Notes: amount of each instalment, date on which each payment is to be made: Not Applicable

30. Redenomination, renominalization and reconventioning provisions: Not Applicable

31. Consolidation provisions: Not Applicable

32. Additional terms:

- Governing law: English

- Early Redemption: The Notes may be redeemed prior to the Maturity Date following the occurrence of an Index Adjustment Event or an Additional Disruption Event, each as more particularly described in the Annex hereto

DISTRIBUTION

33. (i) If syndicated, names and addresses of Managers and underwriting commitments: Not Applicable

    (ii) Date of Terms Agreement: July 13, 2011

    (iii) Stabilizing Manager(s) (if any): Not Applicable

34. If non-syndicated, name and address of Dealer: Merrill Lynch Pierce Fenner & Smith Inc.
One Bryant Park
New York, NY 10036
United States

35. Total commission and concession: Not Applicable

36. Additional selling restrictions: **Uruguay**

The Notes have not been registered under the Uruguayan

Securities Market Law or recorded in the Uruguayan Central Bank. The Notes are not available publicly in Uruguay and are offered only on a private basis. No action may be taken in Uruguay that would render any offering of the Notes a public offering in Uruguay. No Uruguayan regulatory authority has approved the Notes or passed on the Issuer's solvency. In addition, any resale of the Notes must be made in a manner that will not constitute a public offering in Uruguay.

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:



By:..

Duly authorized

PART B – OTHER INFORMATION

1. LISTING

(i) Listing:	None
(ii) Admission to trading:	Not Applicable

2. RATINGS

Ratings:	This Series of Notes have not been rated

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

4. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN:	XS0641971261
Common Code:	064197126
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

5. GENERAL

Applicable TEFRA exemption:	Not Applicable

ANNEX

Other Applicable Terms

1. **Definitions**

The following words and expressions shall have the following meanings:

"Component Security" means, in respect of the Base Index, any share or other component security included in the Base Index as determined by the Calculation Agent and related expressions shall be construed accordingly.

"Disrupted Day" means any Scheduled Trading Day on which:

(i) the Exchange or any Related Exchange(s) fails to open for trading during its regular trading session; or

(ii) a Market Disruption Event has occurred in respect of any Index (provided that the Calculation Agent may, in its discretion, determine that such event in respect of the Reference Index instead results in the occurrence of an Index Disruption).

"Early Closure" means, in respect of the Base Index, the closure on any Exchange Business Day of the relevant Exchange relating to securities that comprise 20 per cent. or more of the level of the Base Index or any Related Exchange(s) prior to its Scheduled Closing Time unless such earlier closing time is announced by such Exchange or Related Exchange(s) at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange or Related Exchange(s) on such Exchange Business Day; and (ii) the submission deadline for orders to be entered into the Exchange or Related Exchange system for execution at the Valuation Time on such Exchange Business Day.

"Exchange" means, in respect of the Base Index, each of the New York Stock Exchange and the NASDAQ Stock Market LLC, or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities comprising the Base Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities comprising the Base Index on such temporary substitute exchange or quotation system as on the original Exchange).

"Exchange Business Day" means, in respect of the Base Index, any Scheduled Trading Day on which each Exchange and each Related Exchange are open for trading during their regular trading sessions notwithstanding any such Exchange or Related Exchange closing prior to its Scheduled Closing Time.

"Exchange Disruption" means, in respect of the Base Index, any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general (i) to effect transactions in, or obtain market values for securities that comprise 20 per cent. or more of the level of the Base Index on the Exchange; or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the Base Index on any relevant Related Exchange.

"Index Closing Level" means, in respect of the Reference Index and any relevant date, an amount equal to the official closing level (which shall be deemed to be an amount in the Index Currency) of the Reference Index on such date, as determined by the Calculation Agent.

"Index Currency" means, in respect of each of the Reference Index and the Base Index, USD.

"Index Sponsor" means, in respect of each of the Reference Index and the Base Index, Standard and Poor's, a division of McGraw Hill Companies, or the corporation or other entity that, in the determination of the Calculation Agent, (i) is responsible for setting and reviewing the rules and procedures and the methods of calculation and adjustments, if any, related to such Index, and (ii) announces (directly or through an agent) the level of such Index on a regular basis during each Scheduled Trading Day.

"Market Disruption Event" means:

(i) the failure by the Index Sponsor to calculate and publish the level of the Reference Index on any Scheduled Trading Day or in respect of such Scheduled Trading Day within the scheduled timeframe for publication; and

(ii) the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the relevant Valuation Time, or (iii) an Early Closure. For the purposes of determining whether a Market Disruption Event in respect of the Base Index exists at any time, if a Market Disruption Event occurs in respect of a Component Security included in the Base Index at any time, then the relevant percentage contribution of that Component Security to the level of the Base Index shall be based on a comparison of (x) the portion of the level of the Base Index attributable to that Component Security and (y) the overall level of the Base Index, in each case immediately before the occurrence of such Market Disruption Event.

"Related Exchange" means, in respect of the Base Index, each exchange or quotation system (as determined by the Calculation Agent) where trading has a material effect (as determined by the Calculation Agent) on the overall market for futures or options contracts relating to the Base Index, or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the Base Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the Base Index on such temporary substitute exchange or quotation system as on the original Related Exchange).

"Scheduled Closing Time" means, in respect of the Exchange or a Related Exchange and a Scheduled Trading Day, the scheduled weekday closing time of the Exchange or such Related Exchange on such Scheduled Trading Day, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled Trading Day" means any day on which:

(i) the Index Sponsor is scheduled to publish the level of the Reference Index; and

(ii) each Exchange and each Related Exchange for the Base Index are scheduled to be open for trading for their respective regular trading sessions.

"Trading Disruption" means, in respect of the Base Index, any suspension of or limitation imposed on trading by the Exchange or Related Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the Exchange or Related Exchange or otherwise (i) relating to securities that comprise 20 per cent. or more of the level of the Base Index on any relevant Exchange(s); or (ii) in futures or options contracts relating to the Base Index on any relevant Related Exchange.

"Valuation Date" means June 18, 2018 (the **"Scheduled Valuation Date"**), or if such date is not a Scheduled Trading Day, the first Scheduled Trading Day thereafter. If such day is a Disrupted Day, then, the Valuation Date shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless the Calculation Agent determines that each of the eight Scheduled Trading Days immediately following the Scheduled Valuation Date is a Disrupted Day. In that case, that eighth Scheduled Trading Day shall be deemed to be the Valuation Date, notwithstanding the fact that it is a Disrupted Day, and the Calculation Agent shall determine in good faith the level of the Reference Index on that eighth Scheduled Trading Day which shall be deemed to be the official closing level of the Reference Index on the Valuation Date. Notwithstanding the preceding two sentences, if the Valuation Date, following any adjustment thereto on account of the Scheduled Valuation Date not being a Scheduled Trading Day or any Scheduled Trading Day being a Disrupted Day, would otherwise fall after the second Business Day prior to the Maturity Date, then the Valuation Date shall be deemed to be the second Business Day prior to the Maturity Date, and if such day is not a Scheduled Trading Day or is a Disrupted Day, the Calculation Agent shall determine the Index Closing Level of the Reference Index on such date in

accordance with the immediately preceding sentence, as if the reference therein to "that eighth Scheduled Trading Day" were a reference to "the second Business Day prior to the Maturity Date".

"Valuation Time" means:

(i) for the purposes of determining whether a Market Disruption Event has occurred in respect of (a) any Component Security, the Scheduled Closing Time on the Exchange in respect of such Component Security (provided that, if the relevant Exchange closes prior to its Scheduled Closing Time, then the Valuation Time shall be such actual closing time), and (b) any options contracts or futures contracts on the Base Index, the close of trading on the Related Exchange; and

(ii) in all other circumstances, the time at which the official closing level of the Index is calculated and published by the Index Sponsor.

2. Adjustments and Corrections to an Index

(i) *Successor Index Sponsor calculates and reports an Index*

If an Index is (a) not calculated and announced by the Index Sponsor but is calculated and announced by a successor sponsor (the **"Successor Index Sponsor"**) acceptable to the Calculation Agent, or (b) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of such Index, then in each case that index (the **"Successor Index"**) will be deemed to be such Index.

(ii) *Modification and Cessation of Calculation of an Index*

If (a) on or prior to the Valuation Date, the Index Sponsor makes or announces that it will make a material change in the formula for or the method of calculating an Index or in any other way materially modifies an Index (other than a modification prescribed in that formula or method to maintain such Index in the event of changes in constituent stock and capitalisation or contracts and other routine events) (an **"Index Modification"**), or permanently cancels an Index and no Successor Index exists (an **"Index Cancellation"**), or (b) on the Valuation Date, the Index Sponsor or, if applicable, the Successor Index Sponsor, fails to calculate and announce an Index, provided that the Calculation Agent may, in its discretion, determine that such event in respect of the Reference Index instead results in the occurrence of a Disrupted Day (an **"Index Disruption"** and together with an Index Modification and an Index Cancellation, each an **"Index Adjustment Event"**), then the Calculation Agent may take the action described in (I) or (II) below:

(I) determine if such Index Adjustment Event has a material effect on the Notes and, if so, shall calculate the relevant level or price using, in lieu of a published level for such Index, the level for such Index as at the Valuation Time on the Valuation Date, as determined by the Calculation Agent in accordance with the formula for and method of calculating such Index last in effect prior to that change, failure or cancellation, but using only those securities that comprised such Index immediately prior to that Index Adjustment Event; or

(II) require the Issuer, on giving notice to the Noteholders in accordance with Condition 13, to redeem all (but not some only) of the Notes, each Note (of the Specified Denomination) being redeemed at the Early Redemption Amount.

(iii) *Corrections to an Index*

If the level of the Reference Index published on the Valuation Date by the Index Sponsor or (if applicable) the relevant Successor Index Sponsor and which is utilised for any calculation or determination made for the purposes of the Notes (a **"Relevant Calculation"**) is subsequently corrected and the correction (the **"Corrected Index Level"**) published by the Index Sponsor or (if applicable) the relevant Successor Index Sponsor no later than two Business Days prior to the date

on which payment of any amount or delivery of any assets may have to be made, in each case to be calculated by reference to the Relevant Calculation, then such Corrected Index Level shall be deemed to be the relevant level for such Index on the Valuation Date and the Calculation Agent shall use such Corrected Index Level in determining the relevant level or price.

3. **Additional Disruption Events**

Upon the occurrence of an Additional Disruption Event, the Calculation Agent in its sole and absolute discretion may require the Issuer to give notice to Noteholders in accordance with Condition 13, and redeem all, but not some only, of the Notes, each Note (of the Specified Denomination) being redeemed at the Early Redemption Amount.

Upon the occurrence of an Additional Disruption Event, the Calculation Agent shall give notice as soon as practicable to the Issuer stating the occurrence of the Additional Disruption Event, giving details thereof and the action proposed to be taken in relation thereto, and thereafter the Issuer shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 13.

For these purposes:

"Additional Disruption Event" means either of Hedging Disruption and/or Increased Cost of Hedging.

"Hedging Disruption" means that the Issuer or the Calculation Agent and/or any of their affiliates or agents is unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) it deems necessary to hedge the equity or other price risk of the Issuer issuing and performing its obligations with respect to the Notes or the Calculation Agent or any affiliates thereof performing its obligations in respect of any hedging arrangements in respect of the Notes, or (ii) realise, recover or remit the proceeds of any such transaction(s) or asset(s).

"Increased Cost of Hedging" means that the Issuer or the Calculation Agent and/or any of their affiliates or agents acting on its behalf would incur a materially increased (as compared with circumstances existing on the Trade Date) amount of tax, duty, expense or fee (other than brokerage commissions) to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) it deems necessary to hedge the equity or other price risk of the Issuer issuing and performing its obligations with respect to the Notes or the Calculation Agent or any affiliates thereof performing its obligations in respect of any hedging arrangements in respect of the Notes, or (ii) realise, recover or remit the proceeds of any such transaction(s) or asset(s), provided that any such materially increased amount that is incurred solely due to the deterioration of the creditworthiness of the Issuer or the Calculation Agent and/or any affiliates or agents thereof shall not be deemed an Increased Cost of Hedging.

"Trade Date" means June 16, 2011.

SCHEDULE

INDEX DISCLAIMER

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("**S&P**") or its third party licensors. S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500® Risk Control 10% (Excess Return) Index to track general stock market performance. S&P's only relationship to the Issuer (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500® Risk Control 10% (Excess Return) Index which is determined, composed and calculated by S&P without regard to the Issuer, its affiliates or the Notes. S&P has no obligation to take the needs of the Issuer or the owners of the Notes into consideration in determining, composing and calculating the S&P 500® Risk Control 10% (Excess Return) Index. S&P is not responsible for and has not participated in the determination of the timing of, prices of or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® RISK CONTROL 10% (EXCESS RETURN) INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, THE OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® RISK CONTROL 10% (EXCESS RETURN) INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED BY S&P OR FOR ANY OTHER USE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® RISK CONTROL 10% (EXCESS RETURN) INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

ADDITIONAL RISK FACTORS AND CONFLICTS OF INTEREST

ACTIONS TAKEN BY BANK OF AMERICA, N.A. MAY AFFECT THE VALUE OF THE NOTES

Bank of America, N.A., as Calculation Agent, will play several different roles in connection with the Notes. Bank of America, N.A. will have responsibility for making various calculations and determinations as set out above. Bank of America, N.A. will also be the Issuer's counterparty in a swap transaction entered into by the Issuer in order to hedge its obligations under the Notes. The existence of such multiple roles and responsibilities for Bank of America, N.A. creates possible conflicts of interest. For example, the amounts payable by Bank of America, N.A. to the Issuer under the swap transaction are calculated on the basis of the amounts payable by the Issuer under the Notes. Therefore, the determinations made by Bank of America, N.A. in respect of the Notes as Calculation Agent may affect the amounts payable by Bank of America, N.A. under the swap transaction, and, in making such determinations, Bank of America, N.A. may have economic interests adverse to those of the holders of the Notes.

Bank of America, N.A. and/or any of its affiliates, as Dealer, may carry out activities that minimize its and/or their risks related to the Notes, including effecting transactions for their own account or for the account of their customers and hold long or short positions in the securities included within the Reference Index whether for risk reduction purposes or otherwise. In addition, in connection with the offering of any Notes, Bank of America, N.A. and/or any of its affiliates may enter into one or more hedging transactions with respect to the Reference Index. In connection with such hedging or market-making activities or with respect to proprietary or other trading activities by Bank of America, N.A. and/or any of its affiliates, Bank of America, N.A. and/or any of its affiliates may enter into transactions which may affect the market price, liquidity or value of the Reference Index and/or the Notes and which could be deemed to be adverse to the interests of the holders of the Notes. Bank of America, N.A. and/or its affiliates are likely to modify their hedging positions throughout the life of the

Notes whether by effecting transactions in the Reference Index or in securities or derivatives linked to the Reference Index. Further, it is possible that the advisory services which Bank of America, N.A. and/or its affiliates provide in the ordinary course of its/their business could lead to an adverse impact on the value of the Reference Index.

International Finance Corporation ("IFC") makes no representation, warranty or assurance of any kind, express or implied, as to the accuracy or completeness of the Reference Index, any data included therein, any data from which it is based, or any services provided by Bank of America, N.A. or S&P in connection with the Reference Index. IFC accepts no obligation to update or correct the Reference Index or any data or services relating to the Reference Index. No act or omission of Bank of America, N.A., S&P or any of their directors, officers, employees or agents in relation to the Reference Index or any data or services relating to the Reference Index shall constitute, or be deemed to constitute, a representation, warranty or undertaking of or by IFC. IFC shall have no liability for any errors, omissions, or interruptions in the Reference Index. IFC makes no warranty, express or implied, as to results to be obtained from the use of the Reference Index. Without limiting any of the foregoing, in no event shall IFC have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages, resulting from any action, omission, data or services provided by Bank of America, N.A. or S&P in connection with the Reference Index.

EXHIBIT G

Execution Version

Final Terms dated July 13, 2011



IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Issue of

U.S.$ 10,000,000 Notes linked to the
S&P 500® Risk Control 10% (Excess Return) Index, due July 2018

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:		International Finance Corporation
2.	(i)	Series Number:	1117
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars ("**U.S.$**" or "**USD**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	U.S.$ 10,000,000
	(ii)	Tranche:	U.S.$ 10,000,000
5.	Issue Price:		100 per cent. (100%) of the Aggregate Nominal Amount
6.	(i)	Specified Denominations:	U.S.$ 100,000
	(ii)	Calculation Amount:	U.S.$ 100,000

7.	Issue Date:	July 15, 2011
8.	Maturity Date:	July 16, 2018. Notwithstanding Condition 6(h), if any date of payment in respect of the Notes is not a business day, the holder(s) shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment, unless such day falls in the next calendar month, in which case the relevant date of payment will be the first preceding business day. In the above paragraph, "business day" means a day (other than a Saturday or Sunday) on which banks and foreign exchange markets are open for business in (i) the relevant place of presentation, (ii) such jurisdictions specified as "Financial Centres", and (iii) the principal financial centre of the country of the Specified Currency.
9.	Interest Basis:	Not Applicable
10.	Redemption/Payment Basis:	Index Linked Redemption
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Not Applicable
16.	Floating Rate Note Provisions:	Not Applicable
17.	Zero Coupon Note Provisions:	Not Applicable
18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable
	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable
22.	Final Redemption Amount of each Note:	In respect of each Note (of the Specified Denomination), the Final Redemption Amount shall be an amount in USD determined by the Calculation Agent in accordance with the following formula:

$$SD \times Max[1;1+(P \times \text{Index Return})]$$

Where:

"**SD**" means, in respect of each Note, the Specified Denomination, being U.S.$ 100,000;

"***Max***" followed by a series of amounts inside brackets, means whichever is the greater of the amounts separated by a semi-colon inside those brackets;

"**P**" or "**Participation**" means 120 per cent. (120%) (expressed as 1.2);

"**Index Return**" means an amount determined by the Calculation Agent in accordance with the following formula:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

"**Final Level**" means the Index Closing Level (as defined in the Annex hereto) of the Reference Index (as defined in the Annex hereto) on the Valuation Date (as defined in the Annex hereto), as determined by the Calculation Agent; and

"**Initial Level**" means 105.77

(i) Index/Formula/variable: S&P 500® Risk Control 10% (Excess Return) Index (*Bloomberg Code: SPXT10UE <Index>*) (the "**Reference Index**").

The S&P United States 500 Total Return 1998 Index (*Bloomberg Code: SPTR <Index>*) (the "**Base Index**").

Each of the Reference Index and the Base Index shall be deemed to be an "Index" for the purposes of applying the provisions of the Annex hereto

(ii) Calculation Agent responsible for calculating the Final Redemption Amount: Bank of America, N.A.

(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or variable: See above and the Annex hereto

(iv) Determination Date(s): Not Applicable. For the avoidance of doubt, the Valuation Date shall be determined in accordance with the provisions set out in the Annex hereto

(v) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable: See the Annex hereto

or otherwise disrupted:

(vi)	Payment Date:	Maturity Date
(vii)	Minimum Final Redemption Amount:	Specified Denomination
(viii)	Maximum Final Redemption Amount:	See the Annex hereto

23. Early Redemption Amount:

Early Redemption Amount(s) per Calculation Amount payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

In respect of each nominal amount of Notes equal to the Calculation Amount, the Early Redemption Amount shall be an amount determined by the Calculation Agent, which (i) in the case of redemption other than pursuant to Condition 9, the second Business Day immediately preceding the due date for the early redemption of the Notes, or (ii) in the case of redemption pursuant to Condition 9, the due date for the early redemption of such Notes, represents the fair market value of such Notes (taking into account all factors which the Calculation Agent determines relevant) less Associated Costs, and provided that no account shall be taken of the financial condition of the Issuer which shall be presumed to be able to perform fully its obligations in respect of the Notes.

Where "**Associated Costs**" means in respect of each nominal amount of Notes equal to the Calculation Amount, an amount equal to such Notes' pro rata share of the total amount of any and all costs associated or incurred by the Issuer, the Calculation Agent, or any of their respective affiliates, in connection with such early redemption, including, without limitation, any costs associated with unwinding any funding relating to the Notes and any costs associated with unwinding any hedge positions of the Issuer, the Calculation Agent, or any of their respective affiliates, relating to the Notes, all as determined by the Issuer and the Calculation Agent in their sole discretion

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24. Form of Notes: Registered Notes:

Global Registered Certificate available on the Issue Date

25. New Global Note (NGN): No

26. Financial Centre(s) or other special provisions relating to payment dates: New York City and London

Notwithstanding Condition 6(h), if any date of payment in respect of the Notes is not a business day, the holder(s) shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment, unless such day falls in the next calendar month, in which case the relevant date of payment will be the first preceding business day.

		In the above paragraph, "business day" means a day (other than a Saturday or Sunday) on which banks and foreign exchange markets are open for business in (i) the relevant place of presentation, (ii) such jurisdictions specified as "Financial Centres", and (iii) the principal financial centre of the country of the Specified Currency.
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made:	Not Applicable
29.	Details relating to instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Additional terms:	
	– Governing law:	English
	– Early Redemption:	The Notes may be redeemed prior to the Maturity Date following the occurrence of an Index Adjustment Event or an Additional Disruption Event, each as more particularly described in the Annex hereto

DISTRIBUTION

33.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Terms Agreement:	July 13, 2011
	(iii)	Stabilizing Manager(s) (if any):	Not Applicable
34.		If non-syndicated, name and address of Dealer:	Merrill Lynch Pierce Fenner & Smith Inc. One Bryant Park New York, NY 10036 United States
35.		Total commission and concession:	Not Applicable
36.		Additional selling restrictions:	**Uruguay** The Notes have not been registered under the Uruguayan

Securities Market Law or recorded in the Uruguayan Central Bank. The Notes are not available publicly in Uruguay and are offered only on a private basis. No action may be taken in Uruguay that would render any offering of the Notes a public offering in Uruguay. No Uruguayan regulatory authority has approved the Notes or passed on the Issuer's solvency. In addition, any resale of the Notes must be made in a manner that will not constitute a public offering in Uruguay.

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:



By:..

Duly authorized

PART B – OTHER INFORMATION

1. LISTING

(i) Listing:	None
(ii) Admission to trading:	Not Applicable

2. RATINGS

Ratings:	This Series of Notes have not been rated

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

4. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN:	XS0641971261
Common Code:	064197126
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

5. GENERAL

Applicable TEFRA exemption:	Not Applicable

ANNEX

Other Applicable Terms

1. **Definitions**

The following words and expressions shall have the following meanings:

"**Component Security**" means, in respect of the Base Index, any share or other component security included in the Base Index as determined by the Calculation Agent and related expressions shall be construed accordingly.

"**Disrupted Day**" means any Scheduled Trading Day on which:

(i) the Exchange or any Related Exchange(s) fails to open for trading during its regular trading session; or

(ii) a Market Disruption Event has occurred in respect of any Index (provided that the Calculation Agent may, in its discretion, determine that such event in respect of the Reference Index instead results in the occurrence of an Index Disruption).

"**Early Closure**" means, in respect of the Base Index, the closure on any Exchange Business Day of the relevant Exchange relating to securities that comprise 20 per cent. or more of the level of the Base Index or any Related Exchange(s) prior to its Scheduled Closing Time unless such earlier closing time is announced by such Exchange or Related Exchange(s) at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange or Related Exchange(s) on such Exchange Business Day; and (ii) the submission deadline for orders to be entered into the Exchange or Related Exchange system for execution at the Valuation Time on such Exchange Business Day.

"**Exchange**" means, in respect of the Base Index, each of the New York Stock Exchange and the NASDAQ Stock Market LLC, or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities comprising the Base Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities comprising the Base Index on such temporary substitute exchange or quotation system as on the original Exchange).

"**Exchange Business Day**" means, in respect of the Base Index, any Scheduled Trading Day on which each Exchange and each Related Exchange are open for trading during their regular trading sessions notwithstanding any such Exchange or Related Exchange closing prior to its Scheduled Closing Time.

"**Exchange Disruption**" means, in respect of the Base Index, any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general (i) to effect transactions in, or obtain market values for securities that comprise 20 per cent. or more of the level of the Base Index on the Exchange; or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the Base Index on any relevant Related Exchange.

"**Index Closing Level**" means, in respect of the Reference Index and any relevant date, an amount equal to the official closing level (which shall be deemed to be an amount in the Index Currency) of the Reference Index on such date, as determined by the Calculation Agent.

"**Index Currency**" means, in respect of each of the Reference Index and the Base Index, USD.

"**Index Sponsor**" means, in respect of each of the Reference Index and the Base Index, Standard and Poor's, a division of McGraw Hill Companies, or the corporation or other entity that, in the determination of the Calculation Agent, (i) is responsible for setting and reviewing the rules and procedures and the methods of calculation and adjustments, if any, related to such Index, and (ii) announces (directly or through an agent) the level of such Index on a regular basis during each Scheduled Trading Day.

"**Market Disruption Event**" means:

(i) the failure by the Index Sponsor to calculate and publish the level of the Reference Index on any Scheduled Trading Day or in respect of such Scheduled Trading Day within the scheduled timeframe for publication; and

(ii) the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the relevant Valuation Time, or (iii) an Early Closure. For the purposes of determining whether a Market Disruption Event in respect of the Base Index exists at any time, if a Market Disruption Event occurs in respect of a Component Security included in the Base Index at any time, then the relevant percentage contribution of that Component Security to the level of the Base Index shall be based on a comparison of (x) the portion of the level of the Base Index attributable to that Component Security and (y) the overall level of the Base Index, in each case immediately before the occurrence of such Market Disruption Event.

"**Related Exchange**" means, in respect of the Base Index, each exchange or quotation system (as determined by the Calculation Agent) where trading has a material effect (as determined by the Calculation Agent) on the overall market for futures or options contracts relating to the Base Index, or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the Base Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the Base Index on such temporary substitute exchange or quotation system as on the original Related Exchange).

"**Scheduled Closing Time**" means, in respect of the Exchange or a Related Exchange and a Scheduled Trading Day, the scheduled weekday closing time of the Exchange or such Related Exchange on such Scheduled Trading Day, without regard to after hours or any other trading outside of the regular trading session hours.

"**Scheduled Trading Day**" means any day on which:

(i) the Index Sponsor is scheduled to publish the level of the Reference Index; and

(ii) each Exchange and each Related Exchange for the Base Index are scheduled to be open for trading for their respective regular trading sessions.

"**Trading Disruption**" means, in respect of the Base Index, any suspension of or limitation imposed on trading by the Exchange or Related Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the Exchange or Related Exchange or otherwise (i) relating to securities that comprise 20 per cent. or more of the level of the Base Index on any relevant Exchange(s); or (ii) in futures or options contracts relating to the Base Index on any relevant Related Exchange.

"**Valuation Date**" means June 18, 2018 (the "**Scheduled Valuation Date**"), or if such date is not a Scheduled Trading Day, the first Scheduled Trading Day thereafter. If such day is a Disrupted Day, then, the Valuation Date shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless the Calculation Agent determines that each of the eight Scheduled Trading Days immediately following the Scheduled Valuation Date is a Disrupted Day. In that case, that eighth Scheduled Trading Day shall be deemed to be the Valuation Date, notwithstanding the fact that it is a Disrupted Day, and the Calculation Agent shall determine in good faith the level of the Reference Index on that eighth Scheduled Trading Day which shall be deemed to be the official closing level of the Reference Index on the Valuation Date. Notwithstanding the preceding two sentences, if the Valuation Date, following any adjustment thereto on account of the Scheduled Valuation Date not being a Scheduled Trading Day or any Scheduled Trading Day being a Disrupted Day, would otherwise fall after the second Business Day prior to the Maturity Date, then the Valuation Date shall be deemed to be the second Business Day prior to the Maturity Date, and if such day is not a Scheduled Trading Day or is a Disrupted Day, the Calculation Agent shall determine the Index Closing Level of the Reference Index on such date in

accordance with the immediately preceding sentence, as if the reference therein to "that eighth Scheduled Trading Day" were a reference to "the second Business Day prior to the Maturity Date".

"**Valuation Time**" means:

(i) for the purposes of determining whether a Market Disruption Event has occurred in respect of (a) any Component Security, the Scheduled Closing Time on the Exchange in respect of such Component Security (provided that, if the relevant Exchange closes prior to its Scheduled Closing Time, then the Valuation Time shall be such actual closing time), and (b) any options contracts or futures contracts on the Base Index, the close of trading on the Related Exchange; and

(ii) in all other circumstances, the time at which the official closing level of the Index is calculated and published by the Index Sponsor.

2. Adjustments and Corrections to an Index

(i) *Successor Index Sponsor calculates and reports an Index*

If an Index is (a) not calculated and announced by the Index Sponsor but is calculated and announced by a successor sponsor (the "**Successor Index Sponsor**") acceptable to the Calculation Agent, or (b) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of such Index, then in each case that index (the "**Successor Index**") will be deemed to be such Index.

(ii) *Modification and Cessation of Calculation of an Index*

If (a) on or prior to the Valuation Date, the Index Sponsor makes or announces that it will make a material change in the formula for or the method of calculating an Index or in any other way materially modifies an Index (other than a modification prescribed in that formula or method to maintain such Index in the event of changes in constituent stock and capitalisation or contracts and other routine events) (an "**Index Modification**"), or permanently cancels an Index and no Successor Index exists (an "**Index Cancellation**"), or (b) on the Valuation Date, the Index Sponsor or, if applicable, the Successor Index Sponsor, fails to calculate and announce an Index, provided that the Calculation Agent may, in its discretion, determine that such event in respect of the Reference Index instead results in the occurrence of a Disrupted Day (an "**Index Disruption**" and together with an Index Modification and an Index Cancellation, each an "**Index Adjustment Event**"), then the Calculation Agent may take the action described in (I) or (II) below:

(I) determine if such Index Adjustment Event has a material effect on the Notes and, if so, shall calculate the relevant level or price using, in lieu of a published level for such Index, the level for such Index as at the Valuation Time on the Valuation Date, as determined by the Calculation Agent in accordance with the formula for and method of calculating such Index last in effect prior to that change, failure or cancellation, but using only those securities that comprised such Index immediately prior to that Index Adjustment Event; or

(II) require the Issuer, on giving notice to the Noteholders in accordance with Condition 13, to redeem all (but not some only) of the Notes, each Note (of the Specified Denomination) being redeemed at the Early Redemption Amount.

(iii) *Corrections to an Index*

If the level of the Reference Index published on the Valuation Date by the Index Sponsor or (if applicable) the relevant Successor Index Sponsor and which is utilised for any calculation or determination made for the purposes of the Notes (a "**Relevant Calculation**") is subsequently corrected and the correction (the "**Corrected Index Level**") published by the Index Sponsor or (if applicable) the relevant Successor Index Sponsor no later than two Business Days prior to the date

on which payment of any amount or delivery of any assets may have to be made, in each case to be calculated by reference to the Relevant Calculation, then such Corrected Index Level shall be deemed to be the relevant level for such Index on the Valuation Date and the Calculation Agent shall use such Corrected Index Level in determining the relevant level or price.

3. **Additional Disruption Events**

Upon the occurrence of an Additional Disruption Event, the Calculation Agent in its sole and absolute discretion may require the Issuer to give notice to Noteholders in accordance with Condition 13, and redeem all, but not some only, of the Notes, each Note (of the Specified Denomination) being redeemed at the Early Redemption Amount.

Upon the occurrence of an Additional Disruption Event, the Calculation Agent shall give notice as soon as practicable to the Issuer stating the occurrence of the Additional Disruption Event, giving details thereof and the action proposed to be taken in relation thereto, and thereafter the Issuer shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 13.

For these purposes:

"Additional Disruption Event" means either of Hedging Disruption and/or Increased Cost of Hedging.

"Hedging Disruption" means that the Issuer or the Calculation Agent and/or any of their affiliates or agents is unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) it deems necessary to hedge the equity or other price risk of the Issuer issuing and performing its obligations with respect to the Notes or the Calculation Agent or any affiliates thereof performing its obligations in respect of any hedging arrangements in respect of the Notes, or (ii) realise, recover or remit the proceeds of any such transaction(s) or asset(s).

"Increased Cost of Hedging" means that the Issuer or the Calculation Agent and/or any of their affiliates or agents acting on its behalf would incur a materially increased (as compared with circumstances existing on the Trade Date) amount of tax, duty, expense or fee (other than brokerage commissions) to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) it deems necessary to hedge the equity or other price risk of the Issuer issuing and performing its obligations with respect to the Notes or the Calculation Agent or any affiliates thereof performing its obligations in respect of any hedging arrangements in respect of the Notes, or (ii) realise, recover or remit the proceeds of any such transaction(s) or asset(s), provided that any such materially increased amount that is incurred solely due to the deterioration of the creditworthiness of the Issuer or the Calculation Agent and/or any affiliates or agents thereof shall not be deemed an Increased Cost of Hedging.

"Trade Date" means June 16, 2011.

SCHEDULE

INDEX DISCLAIMER

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("**S&P**") or its third party licensors. S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500® Risk Control 10% (Excess Return) Index to track general stock market performance. S&P's only relationship to the Issuer (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500® Risk Control 10% (Excess Return) Index which is determined, composed and calculated by S&P without regard to the Issuer, its affiliates or the Notes. S&P has no obligation to take the needs of the Issuer or the owners of the Notes into consideration in determining, composing and calculating the S&P 500® Risk Control 10% (Excess Return) Index. S&P is not responsible for and has not participated in the determination of the timing of, prices of or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® RISK CONTROL 10% (EXCESS RETURN) INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, THE OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® RISK CONTROL 10% (EXCESS RETURN) INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED BY S&P OR FOR ANY OTHER USE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® RISK CONTROL 10% (EXCESS RETURN) INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

ADDITIONAL RISK FACTORS AND CONFLICTS OF INTEREST

ACTIONS TAKEN BY BANK OF AMERICA, N.A. MAY AFFECT THE VALUE OF THE NOTES

Bank of America, N.A., as Calculation Agent, will play several different roles in connection with the Notes. Bank of America, N.A. will have responsibility for making various calculations and determinations as set out above. Bank of America, N.A. will also be the Issuer's counterparty in a swap transaction entered into by the Issuer in order to hedge its obligations under the Notes. The existence of such multiple roles and responsibilities for Bank of America, N.A. creates possible conflicts of interest. For example, the amounts payable by Bank of America, N.A. to the Issuer under the swap transaction are calculated on the basis of the amounts payable by the Issuer under the Notes. Therefore, the determinations made by Bank of America, N.A. in respect of the Notes as Calculation Agent may affect the amounts payable by Bank of America, N.A. under the swap transaction, and, in making such determinations, Bank of America, N.A. may have economic interests adverse to those of the holders of the Notes.

Bank of America, N.A. and/or any of its affiliates, as Dealer, may carry out activities that minimize its and/or their risks related to the Notes, including effecting transactions for their own account or for the account of their customers and hold long or short positions in the securities included within the Reference Index whether for risk reduction purposes or otherwise. In addition, in connection with the offering of any Notes, Bank of America, N.A. and/or any of its affiliates may enter into one or more hedging transactions with respect to the Reference Index. In connection with such hedging or market-making activities or with respect to proprietary or other trading activities by Bank of America, N.A. and/or any of its affiliates, Bank of America, N.A. and/or any of its affiliates may enter into transactions which may affect the market price, liquidity or value of the Reference Index and/or the Notes and which could be deemed to be adverse to the interests of the holders of the Notes. Bank of America, N.A. and/or its affiliates are likely to modify their hedging positions throughout the life of the

Notes whether by effecting transactions in the Reference Index or in securities or derivatives linked to the Reference Index. Further, it is possible that the advisory services which Bank of America, N.A. and/or its affiliates provide in the ordinary course of its/their business could lead to an adverse impact on the value of the Reference Index.

International Finance Corporation ("**IFC**") makes no representation, warranty or assurance of any kind, express or implied, as to the accuracy or completeness of the Reference Index, any data included therein, any data from which it is based, or any services provided by Bank of America, N.A. or S&P in connection with the Reference Index. IFC accepts no obligation to update or correct the Reference Index or any data or services relating to the Reference Index. No act or omission of Bank of America, N.A., S&P or any of their directors, officers, employees or agents in relation to the Reference Index or any data or services relating to the Reference Index shall constitute, or be deemed to constitute, a representation, warranty or undertaking of or by IFC. IFC shall have no liability for any errors, omissions, or interruptions in the Reference Index. IFC makes no warranty, express or implied, as to results to be obtained from the use of the Reference Index. Without limiting any of the foregoing, in no event shall IFC have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages, resulting from any action, omission, data or services provided by Bank of America, N.A. or S&P in connection with the Reference Index.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
U.S.$ 10,000,000 Notes linked to the
S&P 500® Risk Control 10% (Excess Return) Index, due July 2018
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: July 15, 2011

The following information regarding an issue of U.S.$ 10,000,000 Notes linked to the S&P 500® Risk Control 10% (Excess Return) Index, due July 2018 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 16, 2010 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, ("Citibank") dated as of June 3, 2008 (the "Global Agency Agreement"), the Final Terms dated July 13, 2011 (the "Final Terms"), and the Terms Agreement dated July 13, 2011 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S.$ 10,000,000 Notes linked to the S&P 500® Risk Control 10% (Excess Return) Index, due July 2018.

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b) Interest Rate/Interest Payment Date. No payments prior to maturity. On the Maturity Date, the amount in respect of each Note shall be an amount in U.S.$ determined in accordance with Provisions Relating to Redemption in the Final Terms. See, Final Terms, Item 22.

(c) Maturity Date. July 16, 2018.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Uniform Fiscal Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not applicable.

(i) Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, 21st Floor, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100% of the aggregate principal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (November 16, 2010);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008)[2];

D. Resolution No. IFC 2011-0033 adopted June 22, 2011 by the Board of Directors of the Corporation;

E. Global Agency Agreement (dated as of June 3, 2008);[2]

F. Final Terms (July 13, 2011); and

G. Terms Agreement (July 13, 2011).

---

[1] Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 16, 2010.

[2] Filed on September 17, 2008.

IFC | International Finance Corporation
World Bank Group

INTERNATIONAL FINANCE CORPORATION

RESOLUTION NO. IFC 2011-0033

FY12 Funding Authorization

WHEREAS, the Corporation has determined that it is in the Corporation's best interest to borrow funds in various markets or from other sources in specified currencies or currency units from time to time and, for that purpose, to issue its notes, bonds, structured debt instruments or other evidences of indebtedness ("Obligations");

WHEREAS, by Resolution No. IFC 97-26, approved by the Board of Directors on June 19, 1997, the Corporation is authorized to repurchase, redeem or tender for, from time to time, outstanding Obligations issued by the Corporation in various markets and denominated in various currencies or currency units;

WHEREAS, the Corporation has determined that it is in its best interest to be able to increase its funding authority during FY12 in order to prefund a portion of the Corporation's FY13 borrowing requirements after completion of the FY12 funding program;

NOW, THEREFORE, BE IT RESOLVED AS FOLLOWS:

(A) THAT, during the period from July 1, 2011 through June 30, 2012 (both dates inclusive), the Corporation is authorized to borrow, in various markets or from other sources (including without limitation from the International Bank for Reconstruction and Development ("IBRD"), to the extent separately authorized by the Board of Directors of IBRD and the Corporation) and in various currencies or currency units, and for that purpose to issue its Obligations, in an aggregate principal amount (or in the case of zero coupon or deep discount Obligations the aggregate gross proceeds) not to exceed US$10,000,000,000 equivalent, determined by any Authorized Officer (defined in paragraph (I) below) on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

(B) THAT, during the period from July 1, 2011 through June 30, 2012 (both dates inclusive), subject to completion of its FY12 funding program in accordance with the authority granted under paragraph (A) above, and for purposes of prefunding a portion of the Corporation's FY13 borrowing requirement, the Corporation is authorized to borrow, in various markets and from other sources and in various currencies or currency units, and for that purpose to issue its Obligations in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) not to exceed US$2,000,000,000 equivalent, determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

(C) THAT, during the period from July 1, 2011 through June 30, 2012 (both dates inclusive), for purposes of funding investment operations with a maturity of one year or less approved by the Board of Directors of the Corporation and expected to be disbursed by the Corporation during such period, the Corporation is authorized to borrow, in addition to amounts borrowed by the Corporation under paragraphs (A) and (B) above, in various markets and from other sources and in various currencies or currency units, and for that purpose to issue its Obligations in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) at any time outstanding not to exceed the aggregate committed principal amount of such investment operations, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

(D) THAT, in addition to issuing its own Obligations, the Corporation is authorized to structure its funding transactions in a manner that, as determined by an Authorized Officer, meets the requirements of the Islamic finance markets, and that such structures may include, without limitation, features such as the establishment of special-purpose vehicles ("SPVs") to hold in trust assets originated by IFC and transferred to such SPVs, the issuance by such SPVs of trust certificates evidencing ownership interests in such assets, the sale and repurchase of such assets by IFC to and from such SPVs from time to time, and such other features as an Authorized Officer deems advisable under the circumstances, and that the trust certificates, notes, bonds, structured debt instruments or other evidences of indebtedness issued in connection with any such funding transaction shall be deemed to be "Obligations" for purposes of this Resolution;

(E) THAT, with respect to any issue of Obligation under the terms and conditions of which the Corporation is obligated or may elect to redeem or prepay such Obligation before maturity, any Authorized Officer is hereby authorized, in the name and on behalf of the Corporation, to elect to redeem and to call for redemption and redeem, or to prepay such Obligations upon the terms and conditions specified therein, at such time or times as such Authorized Officer shall deem advisable, in accordance with the mandatory, automatic or optional redemption or prepayment provisions of such Obligation;

(F) THAT, during the period from July 1, 2011 through June 30, 2012 (both dates inclusive), the Corporation is authorized to borrow such additional amounts (determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed), and for that purpose issue and sell additional Obligations, in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) not to exceed the aggregate principal amount of the Obligations prepaid, repurchased, redeemed or tendered for by the Corporation during the same period pursuant to authority granted under paragraph (E) above;

(G) THAT, subject to receipt of requisite approvals from member governments pursuant to the Corporation's Articles of Agreement, any Authorized Officer is authorized, in the name and on behalf of the Corporation, to offer and sell all or any part of the Obligations authorized under paragraphs (A), (B), (C), (D), (E) or (F), at such price and on such terms, to such purchasers and upon such other terms and conditions as shall be approved by such Authorized Officer, and, in connection with such offer and sale, any Authorized Officer is hereby authorized, in the name and on behalf of the Corporation, to: (i) issue, execute and deliver such Obligations, and receive, or arrange for receipt of, payment therefore; (ii) issue and/or publish, or authorize the issuance and/or publication, of any prospectus, offering circular or other offering documentation relating to such Obligations; (iii) apply, if necessary, for the listing of such Obligations or on appropriate stock exchanges; and/or (iv) enter into, execute and deliver such agreements, instruments and other documents, and to take such other action, as such Authorized Officer shall deem necessary or advisable, in order fully to carry into effect the transactions authorized by this Resolution;

(H) THAT, with respect to Obligations, or coupons issued in connection therewith, any Authorized Officer may sign by manual or facsimile signature; and

(I) THAT, as used herein, the term "Authorized Officer" means any of the following officers of the Corporation, acting jointly or severally, in the name and on behalf of the Corporation: (i) the President, the Executive Vice President and any Vice President of the Corporation; and (ii) any other officer of the Corporation designated in writing for this purpose by the President, the Executive Vice President or any Vice President of the Corporation.

TERMS AGREEMENT NO. 1117 UNDER THE STANDARD PROVISIONS

July 13, 2011

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's U.S.$ 10,000,000 Notes linked to the S&P 500® Risk Control 10% (Excess Return) Index, due July 2018 (ISIN: XS0641971261) (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Schedule II hereto (the "**Final Terms**") at 9:00 a.m. London time on July 15, 2011 (the "**Settlement Date**") at an aggregate purchase price of USD 10,000,000 (which is 100% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein and the term "**Dealer**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5 The Corporation agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100% per cent.).

6 The purchase price specified above will be paid by the undersigned by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

7 The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8 In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9 The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

10 For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

11 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

12 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MERRILL LYNCH PIERCE FENNER & SMITH INC.
(the "**Dealer**")

By: 

Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: 

Name:
Title:

EXECUTION VERSION

SCHEDULE I

Notice Details of the Dealer:

Merrill Lynch Pierce Fenner & Smith Inc.

One Bryant Park - 4th Floor
New York, NY 10036
United States

Attention: Frederic Gautier

Telephone: +1 646 855 6508

Fax: +1 212 669 0829

SCHEDULE II

Form of the Final Terms

Execution Version

Final Terms dated July 13, 2011


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Issue of

U.S.$ 10,000,000 Notes linked to the
S&P 500® Risk Control 10% (Excess Return) Index, due July 2018

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:		International Finance Corporation
2.	(i)	Series Number:	1117
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars ("**U.S.$**" or "**USD**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	U.S.$ 10,000,000
	(ii)	Tranche:	U.S.$ 10,000,000
5.	Issue Price:		100 per cent. (100%) of the Aggregate Nominal Amount
6.	(i)	Specified Denominations:	U.S.$ 100,000
	(ii)	Calculation Amount:	U.S.$ 100,000

7.	Issue Date:	July 15, 2011
8.	Maturity Date:	July 16, 2018. Notwithstanding Condition 6(h), if any date of payment in respect of the Notes is not a business day, the holder(s) shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment, unless such day falls in the next calendar month, in which case the relevant date of payment will be the first preceding business day. In the above paragraph, "business day" means a day (other than a Saturday or Sunday) on which banks and foreign exchange markets are open for business in (i) the relevant place of presentation, (ii) such jurisdictions specified as "Financial Centres", and (iii) the principal financial centre of the country of the Specified Currency.
9.	Interest Basis:	Not Applicable
10.	Redemption/Payment Basis:	Index Linked Redemption
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Not Applicable
16.	Floating Rate Note Provisions:	Not Applicable
17.	Zero Coupon Note Provisions:	Not Applicable
18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable
	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable
22.	Final Redemption Amount of each Note:	In respect of each Note (of the Specified Denomination), the Final Redemption Amount shall be an amount in USD determined by the Calculation Agent in accordance with the following formula:

$$SD \times \mathit{Max}[1;1+(P \times \text{Index Return})]$$

Where:

"SD" means, in respect of each Note, the Specified Denomination, being U.S.$ 100,000;

"*Max*" followed by a series of amounts inside brackets, means whichever is the greater of the amounts separated by a semi-colon inside those brackets;

"P" or **"Participation"** means 120 per cent. (120%) (expressed as 1.2);

"Index Return" means an amount determined by the Calculation Agent in accordance with the following formula:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

"Final Level" means the Index Closing Level (as defined in the Annex hereto) of the Reference Index (as defined in the Annex hereto) on the Valuation Date (as defined in the Annex hereto), as determined by the Calculation Agent; and

"Initial Level" means 105.77

(i) Index/Formula/variable: S&P 500® Risk Control 10% (Excess Return) Index (*Bloomberg Code: SPXT10UE <Index>*) (the **"Reference Index"**).

The S&P United States 500 Total Return 1998 Index (*Bloomberg Code: SPTR <Index>*) (the **"Base Index"**).

Each of the Reference Index and the Base Index shall be deemed to be an "Index" for the purposes of applying the provisions of the Annex hereto

(ii) Calculation Agent responsible for calculating the Final Redemption Amount: Bank of America, N.A.

(iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or variable: See above and the Annex hereto

(iv) Determination Date(s): Not Applicable. For the avoidance of doubt, the Valuation Date shall be determined in accordance with the provisions set out in the Annex hereto

(v) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable: See the Annex hereto

or otherwise disrupted:

(vi)	Payment Date:	Maturity Date
(vii)	Minimum Final Redemption Amount:	Specified Denomination
(viii)	Maximum Final Redemption Amount:	See the Annex hereto

23. Early Redemption Amount:

Early Redemption Amount(s) per Calculation Amount payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	In respect of each nominal amount of Notes equal to the Calculation Amount, the Early Redemption Amount shall be an amount determined by the Calculation Agent, which (i) in the case of redemption other than pursuant to Condition 9, the second Business Day immediately preceding the due date for the early redemption of the Notes, or (ii) in the case of redemption pursuant to Condition 9, the due date for the early redemption of such Notes, represents the fair market value of such Notes (taking into account all factors which the Calculation Agent determines relevant) less Associated Costs, and provided that no account shall be taken of the financial condition of the Issuer which shall be presumed to be able to perform fully its obligations in respect of the Notes. Where "**Associated Costs**" means in respect of each nominal amount of Notes equal to the Calculation Amount, an amount equal to such Notes' pro rata share of the total amount of any and all costs associated or incurred by the Issuer, the Calculation Agent, or any of their respective affiliates, in connection with such early redemption, including, without limitation, any costs associated with unwinding any funding relating to the Notes and any costs associated with unwinding any hedge positions of the Issuer, the Calculation Agent, or any of their respective affiliates, relating to the Notes, all as determined by the Issuer and the Calculation Agent in their sole discretion

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Registered Notes: Global Registered Certificate available on the Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	New York City and London Notwithstanding Condition 6(h), if any date of payment in respect of the Notes is not a business day, the holder(s) shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment, unless such day falls in the next calendar month, in which case the relevant date of payment will be the first preceding business day.

In the above paragraph, "business day" means a day (other than a Saturday or Sunday) on which banks and foreign exchange markets are open for business in (i) the relevant place of presentation, (ii) such jurisdictions specified as "Financial Centres", and (iii) the principal financial centre of the country of the Specified Currency.

27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made:	Not Applicable
29.	Details relating to instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Additional terms:	
	– Governing law:	English
	– Early Redemption:	The Notes may be redeemed prior to the Maturity Date following the occurrence of an Index Adjustment Event or an Additional Disruption Event, each as more particularly described in the Annex hereto

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii) Date of Terms Agreement:	July 13, 2011
	(iii) Stabilizing Manager(s) (if any):	Not Applicable
34.	If non-syndicated, name and address of Dealer:	Merrill Lynch Pierce Fenner & Smith Inc. One Bryant Park New York, NY 10036 United States
35.	Total commission and concession:	Not Applicable
36.	Additional selling restrictions:	**Uruguay**

The Notes have not been registered under the Uruguayan

Securities Market Law or recorded in the Uruguayan Central Bank. The Notes are not available publicly in Uruguay and are offered only on a private basis. No action may be taken in Uruguay that would render any offering of the Notes a public offering in Uruguay. No Uruguayan regulatory authority has approved the Notes or passed on the Issuer's solvency. In addition, any resale of the Notes must be made in a manner that will not constitute a public offering in Uruguay.

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:



By:..

Duly authorized

PART B – OTHER INFORMATION

1. LISTING

(i) Listing:	None
(ii) Admission to trading:	Not Applicable

2. RATINGS

Ratings:	This Series of Notes have not been rated

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

4. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN:	XS0641971261
Common Code:	064197126
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

5. GENERAL

Applicable TEFRA exemption:	Not Applicable

ANNEX

Other Applicable Terms

1. **Definitions**

The following words and expressions shall have the following meanings:

"Component Security" means, in respect of the Base Index, any share or other component security included in the Base Index as determined by the Calculation Agent and related expressions shall be construed accordingly.

"Disrupted Day" means any Scheduled Trading Day on which:

(i) the Exchange or any Related Exchange(s) fails to open for trading during its regular trading session; or

(ii) a Market Disruption Event has occurred in respect of any Index (provided that the Calculation Agent may, in its discretion, determine that such event in respect of the Reference Index instead results in the occurrence of an Index Disruption).

"Early Closure" means, in respect of the Base Index, the closure on any Exchange Business Day of the relevant Exchange relating to securities that comprise 20 per cent. or more of the level of the Base Index or any Related Exchange(s) prior to its Scheduled Closing Time unless such earlier closing time is announced by such Exchange or Related Exchange(s) at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange or Related Exchange(s) on such Exchange Business Day; and (ii) the submission deadline for orders to be entered into the Exchange or Related Exchange system for execution at the Valuation Time on such Exchange Business Day.

"Exchange" means, in respect of the Base Index, each of the New York Stock Exchange and the NASDAQ Stock Market LLC, or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities comprising the Base Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities comprising the Base Index on such temporary substitute exchange or quotation system as on the original Exchange).

"Exchange Business Day" means, in respect of the Base Index, any Scheduled Trading Day on which each Exchange and each Related Exchange are open for trading during their regular trading sessions notwithstanding any such Exchange or Related Exchange closing prior to its Scheduled Closing Time.

"Exchange Disruption" means, in respect of the Base Index, any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general (i) to effect transactions in, or obtain market values for securities that comprise 20 per cent. or more of the level of the Base Index on the Exchange; or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the Base Index on any relevant Related Exchange.

"Index Closing Level" means, in respect of the Reference Index and any relevant date, an amount equal to the official closing level (which shall be deemed to be an amount in the Index Currency) of the Reference Index on such date, as determined by the Calculation Agent.

"Index Currency" means, in respect of each of the Reference Index and the Base Index, USD.

"Index Sponsor" means, in respect of each of the Reference Index and the Base Index, Standard and Poor's, a division of McGraw Hill Companies, or the corporation or other entity that, in the determination of the Calculation Agent, (i) is responsible for setting and reviewing the rules and procedures and the methods of calculation and adjustments, if any, related to such Index, and (ii) announces (directly or through an agent) the level of such Index on a regular basis during each Scheduled Trading Day.

"Market Disruption Event" means:

(i) the failure by the Index Sponsor to calculate and publish the level of the Reference Index on any Scheduled Trading Day or in respect of such Scheduled Trading Day within the scheduled timeframe for publication; and

(ii) the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the relevant Valuation Time, or (iii) an Early Closure. For the purposes of determining whether a Market Disruption Event in respect of the Base Index exists at any time, if a Market Disruption Event occurs in respect of a Component Security included in the Base Index at any time, then the relevant percentage contribution of that Component Security to the level of the Base Index shall be based on a comparison of (x) the portion of the level of the Base Index attributable to that Component Security and (y) the overall level of the Base Index, in each case immediately before the occurrence of such Market Disruption Event.

"Related Exchange" means, in respect of the Base Index, each exchange or quotation system (as determined by the Calculation Agent) where trading has a material effect (as determined by the Calculation Agent) on the overall market for futures or options contracts relating to the Base Index, or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the Base Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the Base Index on such temporary substitute exchange or quotation system as on the original Related Exchange).

"Scheduled Closing Time" means, in respect of the Exchange or a Related Exchange and a Scheduled Trading Day, the scheduled weekday closing time of the Exchange or such Related Exchange on such Scheduled Trading Day, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled Trading Day" means any day on which:

(i) the Index Sponsor is scheduled to publish the level of the Reference Index; and

(ii) each Exchange and each Related Exchange for the Base Index are scheduled to be open for trading for their respective regular trading sessions.

"Trading Disruption" means, in respect of the Base Index, any suspension of or limitation imposed on trading by the Exchange or Related Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the Exchange or Related Exchange or otherwise (i) relating to securities that comprise 20 per cent. or more of the level of the Base Index on any relevant Exchange(s); or (ii) in futures or options contracts relating to the Base Index on any relevant Related Exchange.

"Valuation Date" means June 18, 2018 (the **"Scheduled Valuation Date"**), or if such date is not a Scheduled Trading Day, the first Scheduled Trading Day thereafter. If such day is a Disrupted Day, then, the Valuation Date shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless the Calculation Agent determines that each of the eight Scheduled Trading Days immediately following the Scheduled Valuation Date is a Disrupted Day. In that case, that eighth Scheduled Trading Day shall be deemed to be the Valuation Date, notwithstanding the fact that it is a Disrupted Day, and the Calculation Agent shall determine in good faith the level of the Reference Index on that eighth Scheduled Trading Day which shall be deemed to be the official closing level of the Reference Index on the Valuation Date. Notwithstanding the preceding two sentences, if the Valuation Date, following any adjustment thereto on account of the Scheduled Valuation Date not being a Scheduled Trading Day or any Scheduled Trading Day being a Disrupted Day, would otherwise fall after the second Business Day prior to the Maturity Date, then the Valuation Date shall be deemed to be the second Business Day prior to the Maturity Date, and if such day is not a Scheduled Trading Day or is a Disrupted Day, the Calculation Agent shall determine the Index Closing Level of the Reference Index on such date in

accordance with the immediately preceding sentence, as if the reference therein to "that eighth Scheduled Trading Day" were a reference to "the second Business Day prior to the Maturity Date".

"**Valuation Time**" means:

(i) for the purposes of determining whether a Market Disruption Event has occurred in respect of (a) any Component Security, the Scheduled Closing Time on the Exchange in respect of such Component Security (provided that, if the relevant Exchange closes prior to its Scheduled Closing Time, then the Valuation Time shall be such actual closing time), and (b) any options contracts or futures contracts on the Base Index, the close of trading on the Related Exchange; and

(ii) in all other circumstances, the time at which the official closing level of the Index is calculated and published by the Index Sponsor.

2. **Adjustments and Corrections to an Index**

(i) *Successor Index Sponsor calculates and reports an Index*

If an Index is (a) not calculated and announced by the Index Sponsor but is calculated and announced by a successor sponsor (the "**Successor Index Sponsor**") acceptable to the Calculation Agent, or (b) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of such Index, then in each case that index (the "**Successor Index**") will be deemed to be such Index.

(ii) *Modification and Cessation of Calculation of an Index*

If (a) on or prior to the Valuation Date, the Index Sponsor makes or announces that it will make a material change in the formula for or the method of calculating an Index or in any other way materially modifies an Index (other than a modification prescribed in that formula or method to maintain such Index in the event of changes in constituent stock and capitalisation or contracts and other routine events) (an "**Index Modification**"), or permanently cancels an Index and no Successor Index exists (an "**Index Cancellation**"), or (b) on the Valuation Date, the Index Sponsor or, if applicable, the Successor Index Sponsor, fails to calculate and announce an Index, provided that the Calculation Agent may, in its discretion, determine that such event in respect of the Reference Index instead results in the occurrence of a Disrupted Day (an "**Index Disruption**" and together with an Index Modification and an Index Cancellation, each an "**Index Adjustment Event**"), then the Calculation Agent may take the action described in (I) or (II) below:

(I) determine if such Index Adjustment Event has a material effect on the Notes and, if so, shall calculate the relevant level or price using, in lieu of a published level for such Index, the level for such Index as at the Valuation Time on the Valuation Date, as determined by the Calculation Agent in accordance with the formula for and method of calculating such Index last in effect prior to that change, failure or cancellation, but using only those securities that comprised such Index immediately prior to that Index Adjustment Event; or

(II) require the Issuer, on giving notice to the Noteholders in accordance with Condition 13, to redeem all (but not some only) of the Notes, each Note (of the Specified Denomination) being redeemed at the Early Redemption Amount.

(iii) *Corrections to an Index*

If the level of the Reference Index published on the Valuation Date by the Index Sponsor or (if applicable) the relevant Successor Index Sponsor and which is utilised for any calculation or determination made for the purposes of the Notes (a "**Relevant Calculation**") is subsequently corrected and the correction (the "**Corrected Index Level**") published by the Index Sponsor or (if applicable) the relevant Successor Index Sponsor no later than two Business Days prior to the date

on which payment of any amount or delivery of any assets may have to be made, in each case to be calculated by reference to the Relevant Calculation, then such Corrected Index Level shall be deemed to be the relevant level for such Index on the Valuation Date and the Calculation Agent shall use such Corrected Index Level in determining the relevant level or price.

3. **Additional Disruption Events**

Upon the occurrence of an Additional Disruption Event, the Calculation Agent in its sole and absolute discretion may require the Issuer to give notice to Noteholders in accordance with Condition 13, and redeem all, but not some only, of the Notes, each Note (of the Specified Denomination) being redeemed at the Early Redemption Amount.

Upon the occurrence of an Additional Disruption Event, the Calculation Agent shall give notice as soon as practicable to the Issuer stating the occurrence of the Additional Disruption Event, giving details thereof and the action proposed to be taken in relation thereto, and thereafter the Issuer shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 13.

For these purposes:

"Additional Disruption Event" means either of Hedging Disruption and/or Increased Cost of Hedging.

"Hedging Disruption" means that the Issuer or the Calculation Agent and/or any of their affiliates or agents is unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) it deems necessary to hedge the equity or other price risk of the Issuer issuing and performing its obligations with respect to the Notes or the Calculation Agent or any affiliates thereof performing its obligations in respect of any hedging arrangements in respect of the Notes, or (ii) realise, recover or remit the proceeds of any such transaction(s) or asset(s).

"Increased Cost of Hedging" means that the Issuer or the Calculation Agent and/or any of their affiliates or agents acting on its behalf would incur a materially increased (as compared with circumstances existing on the Trade Date) amount of tax, duty, expense or fee (other than brokerage commissions) to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) it deems necessary to hedge the equity or other price risk of the Issuer issuing and performing its obligations with respect to the Notes or the Calculation Agent or any affiliates thereof performing its obligations in respect of any hedging arrangements in respect of the Notes, or (ii) realise, recover or remit the proceeds of any such transaction(s) or asset(s), provided that any such materially increased amount that is incurred solely due to the deterioration of the creditworthiness of the Issuer or the Calculation Agent and/or any affiliates or agents thereof shall not be deemed an Increased Cost of Hedging.

"Trade Date" means June 16, 2011.

SCHEDULE

INDEX DISCLAIMER

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("**S&P**") or its third party licensors. S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500® Risk Control 10% (Excess Return) Index to track general stock market performance. S&P's only relationship to the Issuer (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500® Risk Control 10% (Excess Return) Index which is determined, composed and calculated by S&P without regard to the Issuer, its affiliates or the Notes. S&P has no obligation to take the needs of the Issuer or the owners of the Notes into consideration in determining, composing and calculating the S&P 500® Risk Control 10% (Excess Return) Index. S&P is not responsible for and has not participated in the determination of the timing of, prices of or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® RISK CONTROL 10% (EXCESS RETURN) INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, THE OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® RISK CONTROL 10% (EXCESS RETURN) INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED BY S&P OR FOR ANY OTHER USE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® RISK CONTROL 10% (EXCESS RETURN) INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

ADDITIONAL RISK FACTORS AND CONFLICTS OF INTEREST

ACTIONS TAKEN BY BANK OF AMERICA, N.A. MAY AFFECT THE VALUE OF THE NOTES

Bank of America, N.A., as Calculation Agent, will play several different roles in connection with the Notes. Bank of America, N.A. will have responsibility for making various calculations and determinations as set out above. Bank of America, N.A. will also be the Issuer's counterparty in a swap transaction entered into by the Issuer in order to hedge its obligations under the Notes. The existence of such multiple roles and responsibilities for Bank of America, N.A. creates possible conflicts of interest. For example, the amounts payable by Bank of America, N.A. to the Issuer under the swap transaction are calculated on the basis of the amounts payable by the Issuer under the Notes. Therefore, the determinations made by Bank of America, N.A. in respect of the Notes as Calculation Agent may affect the amounts payable by Bank of America, N.A. under the swap transaction, and, in making such determinations, Bank of America, N.A. may have economic interests adverse to those of the holders of the Notes.

Bank of America, N.A. and/or any of its affiliates, as Dealer, may carry out activities that minimize its and/or their risks related to the Notes, including effecting transactions for their own account or for the account of their customers and hold long or short positions in the securities included within the Reference Index whether for risk reduction purposes or otherwise. In addition, in connection with the offering of any Notes, Bank of America, N.A. and/or any of its affiliates may enter into one or more hedging transactions with respect to the Reference Index. In connection with such hedging or market-making activities or with respect to proprietary or other trading activities by Bank of America, N.A. and/or any of its affiliates, Bank of America, N.A. and/or any of its affiliates may enter into transactions which may affect the market price, liquidity or value of the Reference Index and/or the Notes and which could be deemed to be adverse to the interests of the holders of the Notes. Bank of America, N.A. and/or its affiliates are likely to modify their hedging positions throughout the life of the

Notes whether by effecting transactions in the Reference Index or in securities or derivatives linked to the Reference Index. Further, it is possible that the advisory services which Bank of America, N.A. and/or its affiliates provide in the ordinary course of its/their business could lead to an adverse impact on the value of the Reference Index.

International Finance Corporation ("IFC") makes no representation, warranty or assurance of any kind, express or implied, as to the accuracy or completeness of the Reference Index, any data included therein, any data from which it is based, or any services provided by Bank of America, N.A. or S&P in connection with the Reference Index. IFC accepts no obligation to update or correct the Reference Index or any data or services relating to the Reference Index. No act or omission of Bank of America, N.A., S&P or any of their directors, officers, employees or agents in relation to the Reference Index or any data or services relating to the Reference Index shall constitute, or be deemed to constitute, a representation, warranty or undertaking of or by IFC. IFC shall have no liability for any errors, omissions, or interruptions in the Reference Index. IFC makes no warranty, express or implied, as to results to be obtained from the use of the Reference Index. Without limiting any of the foregoing, in no event shall IFC have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages, resulting from any action, omission, data or services provided by Bank of America, N.A. or S&P in connection with the Reference Index.

IFC | International Finance Corporation
World Bank Group

File No. 83-5
Regulation IFC: Rule 3

July 19, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its U.S.$ 10,000,000 Notes linked to the S&P 500® Risk Control 10% (Excess Return) Index, due July 2018.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION



Glenn L. Jessee
Principal Counsel

Attachments


SEC MAIL PROCESSING
RECEIVED
JUL 19 2011
WASH, D.C.
191
SECTION

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

IFC | International Finance Corporation
World Bank Group

File No. 83-5
Regulation IFC: Rule 3

July 19, 2011


SEC MAIL PROCESSING
RECEIVED
JUL 19 2011
WASH, D.C.
191
SECTION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing in compliance with Rule 3 of Regulation IFC are two copies of the Report of International Finance Corporation in respect of its U.S.$ 10,000,000 Notes linked to the S&P 500® Risk Control 10% (Excess Return) Index, due July 2018.

Very truly yours,

INTERNATIONAL FINANCE CORPORATION



Glenn J. Jessee
Principal Counsel

Attachments

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

Execution Version

Final Terms dated July 13, 2011


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Issue of

U.S.$ 10,000,000 Notes linked to the
S&P 500® Risk Control 10% (Excess Return) Index, due July 2018

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "**Corporation**") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:		International Finance Corporation
2.	(i)	Series Number:	1117
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States Dollars ("**U.S.$**" or "**USD**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	U.S.$ 10,000,000
	(ii)	Tranche:	U.S.$ 10,000,000
5.	Issue Price:		100 per cent. (100%) of the Aggregate Nominal Amount
6.	(i)	Specified Denominations:	U.S.$ 100,000
	(ii)	Calculation Amount:	U.S.$ 100,000

7.	Issue Date:	July 15, 2011
8.	Maturity Date:	July 16, 2018. Notwithstanding Condition 6(h), if any date of payment in respect of the Notes is not a business day, the holder(s) shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment, unless such day falls in the next calendar month, in which case the relevant date of payment will be the first preceding business day. In the above paragraph, "business day" means a day (other than a Saturday or Sunday) on which banks and foreign exchange markets are open for business in (i) the relevant place of presentation, (ii) such jurisdictions specified as "Financial Centres", and (iii) the principal financial centre of the country of the Specified Currency.
9.	Interest Basis:	Not Applicable
10.	Redemption/Payment Basis:	Index Linked Redemption
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Not Applicable
16.	Floating Rate Note Provisions:	Not Applicable
17.	Zero Coupon Note Provisions:	Not Applicable
18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable
	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable
22.	Final Redemption Amount of each Note:	In respect of each Note (of the Specified Denomination), the Final Redemption Amount shall be an amount in USD determined by the Calculation Agent in accordance with the following formula:

$$SD \times Max[1;1 + (P \times \text{Index Return})]$$

Where:

"SD" means, in respect of each Note, the Specified Denomination, being U.S.$ 100,000;

"Max" followed by a series of amounts inside brackets, means whichever is the greater of the amounts separated by a semi-colon inside those brackets;

"P" or **"Participation"** means 120 per cent. (120%) (expressed as 1.2);

"Index Return" means an amount determined by the Calculation Agent in accordance with the following formula:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

"Final Level" means the Index Closing Level (as defined in the Annex hereto) of the Reference Index (as defined in the Annex hereto) on the Valuation Date (as defined in the Annex hereto), as determined by the Calculation Agent; and

"Initial Level" means 105.77

(i)	Index/Formula/variable:	S&P 500® Risk Control 10% (Excess Return) Index (*Bloomberg Code: SPXT10UE <Index>*) (the **"Reference Index"**). The S&P United States 500 Total Return 1998 Index (*Bloomberg Code: SPTR <Index>*) (the **"Base Index"**). Each of the Reference Index and the Base Index shall be deemed to be an "Index" for the purposes of applying the provisions of the Annex hereto
(ii)	Calculation Agent responsible for calculating the Final Redemption Amount:	Bank of America, N.A.
(iii)	Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or variable:	See above and the Annex hereto
(iv)	Determination Date(s):	Not Applicable. For the avoidance of doubt, the Valuation Date shall be determined in accordance with the provisions set out in the Annex hereto
(v)	Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable	See the Annex hereto

or otherwise disrupted:

(vi)	Payment Date:	Maturity Date
(vii)	Minimum Final Redemption Amount:	Specified Denomination
(viii)	Maximum Final Redemption Amount:	See the Annex hereto

23. Early Redemption Amount:

Early Redemption Amount(s) per Calculation Amount payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	In respect of each nominal amount of Notes equal to the Calculation Amount, the Early Redemption Amount shall be an amount determined by the Calculation Agent, which (i) in the case of redemption other than pursuant to Condition 9, the second Business Day immediately preceding the due date for the early redemption of the Notes, or (ii) in the case of redemption pursuant to Condition 9, the due date for the early redemption of such Notes, represents the fair market value of such Notes (taking into account all factors which the Calculation Agent determines relevant) less Associated Costs, and provided that no account shall be taken of the financial condition of the Issuer which shall be presumed to be able to perform fully its obligations in respect of the Notes. Where "**Associated Costs**" means in respect of each nominal amount of Notes equal to the Calculation Amount, an amount equal to such Notes' pro rata share of the total amount of any and all costs associated or incurred by the Issuer, the Calculation Agent, or any of their respective affiliates, in connection with such early redemption, including, without limitation, any costs associated with unwinding any funding relating to the Notes and any costs associated with unwinding any hedge positions of the Issuer, the Calculation Agent, or any of their respective affiliates, relating to the Notes, all as determined by the Issuer and the Calculation Agent in their sole discretion

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Registered Notes: Global Registered Certificate available on the Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	New York City and London Notwithstanding Condition 6(h), if any date of payment in respect of the Notes is not a business day, the holder(s) shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment, unless such day falls in the next calendar month, in which case the relevant date of payment will be the first preceding business day.

In the above paragraph, "business day" means a day (other than a Saturday or Sunday) on which banks and foreign exchange markets are open for business in (i) the relevant place of presentation, (ii) such jurisdictions specified as "Financial Centres", and (iii) the principal financial centre of the country of the Specified Currency.

27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made:	Not Applicable
29.	Details relating to instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Additional terms:	
	– Governing law:	English
	– Early Redemption:	The Notes may be redeemed prior to the Maturity Date following the occurrence of an Index Adjustment Event or an Additional Disruption Event, each as more particularly described in the Annex hereto

DISTRIBUTION

33.	(i)	If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable
	(ii)	Date of Terms Agreement:	July 13, 2011
	(iii)	Stabilizing Manager(s) (if any):	Not Applicable
34.		If non-syndicated, name and address of Dealer:	Merrill Lynch Pierce Fenner & Smith Inc. One Bryant Park New York, NY 10036 United States
35.		Total commission and concession:	Not Applicable
36.		Additional selling restrictions:	**Uruguay** The Notes have not been registered under the Uruguayan

Securities Market Law or recorded in the Uruguayan Central Bank. The Notes are not available publicly in Uruguay and are offered only on a private basis. No action may be taken in Uruguay that would render any offering of the Notes a public offering in Uruguay. No Uruguayan regulatory authority has approved the Notes or passed on the Issuer's solvency. In addition, any resale of the Notes must be made in a manner that will not constitute a public offering in Uruguay.

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:



By:..

Duly authorized

PART B – OTHER INFORMATION

1. LISTING

(i) Listing:	None
(ii) Admission to trading:	Not Applicable

2. RATINGS

Ratings:	This Series of Notes have not been rated

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

4. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN:	XS0641971261
Common Code:	064197126
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, société anonyme and The Depository Trust Company and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

5. GENERAL

Applicable TEFRA exemption:	Not Applicable

ANNEX

Other Applicable Terms

1. **Definitions**

The following words and expressions shall have the following meanings:

"Component Security" means, in respect of the Base Index, any share or other component security included in the Base Index as determined by the Calculation Agent and related expressions shall be construed accordingly.

"Disrupted Day" means any Scheduled Trading Day on which:

(i) the Exchange or any Related Exchange(s) fails to open for trading during its regular trading session; or

(ii) a Market Disruption Event has occurred in respect of any Index (provided that the Calculation Agent may, in its discretion, determine that such event in respect of the Reference Index instead results in the occurrence of an Index Disruption).

"Early Closure" means, in respect of the Base Index, the closure on any Exchange Business Day of the relevant Exchange relating to securities that comprise 20 per cent. or more of the level of the Base Index or any Related Exchange(s) prior to its Scheduled Closing Time unless such earlier closing time is announced by such Exchange or Related Exchange(s) at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange or Related Exchange(s) on such Exchange Business Day; and (ii) the submission deadline for orders to be entered into the Exchange or Related Exchange system for execution at the Valuation Time on such Exchange Business Day.

"Exchange" means, in respect of the Base Index, each of the New York Stock Exchange and the NASDAQ Stock Market LLC, or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities comprising the Base Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities comprising the Base Index on such temporary substitute exchange or quotation system as on the original Exchange).

"Exchange Business Day" means, in respect of the Base Index, any Scheduled Trading Day on which each Exchange and each Related Exchange are open for trading during their regular trading sessions notwithstanding any such Exchange or Related Exchange closing prior to its Scheduled Closing Time.

"Exchange Disruption" means, in respect of the Base Index, any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general (i) to effect transactions in, or obtain market values for securities that comprise 20 per cent. or more of the level of the Base Index on the Exchange; or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the Base Index on any relevant Related Exchange.

"Index Closing Level" means, in respect of the Reference Index and any relevant date, an amount equal to the official closing level (which shall be deemed to be an amount in the Index Currency) of the Reference Index on such date, as determined by the Calculation Agent.

"Index Currency" means, in respect of each of the Reference Index and the Base Index, USD.

"Index Sponsor" means, in respect of each of the Reference Index and the Base Index, Standard and Poor's, a division of McGraw Hill Companies, or the corporation or other entity that, in the determination of the Calculation Agent, (i) is responsible for setting and reviewing the rules and procedures and the methods of calculation and adjustments, if any, related to such Index, and (ii) announces (directly or through an agent) the level of such Index on a regular basis during each Scheduled Trading Day.

"Market Disruption Event" means:

(i) the failure by the Index Sponsor to calculate and publish the level of the Reference Index on any Scheduled Trading Day or in respect of such Scheduled Trading Day within the scheduled timeframe for publication; and

(ii) the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the relevant Valuation Time, or (iii) an Early Closure. For the purposes of determining whether a Market Disruption Event in respect of the Base Index exists at any time, if a Market Disruption Event occurs in respect of a Component Security included in the Base Index at any time, then the relevant percentage contribution of that Component Security to the level of the Base Index shall be based on a comparison of (x) the portion of the level of the Base Index attributable to that Component Security and (y) the overall level of the Base Index, in each case immediately before the occurrence of such Market Disruption Event.

"Related Exchange" means, in respect of the Base Index, each exchange or quotation system (as determined by the Calculation Agent) where trading has a material effect (as determined by the Calculation Agent) on the overall market for futures or options contracts relating to the Base Index, or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the futures or options contracts relating to the Base Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to the Base Index on such temporary substitute exchange or quotation system as on the original Related Exchange).

"Scheduled Closing Time" means, in respect of the Exchange or a Related Exchange and a Scheduled Trading Day, the scheduled weekday closing time of the Exchange or such Related Exchange on such Scheduled Trading Day, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled Trading Day" means any day on which:

(i) the Index Sponsor is scheduled to publish the level of the Reference Index; and

(ii) each Exchange and each Related Exchange for the Base Index are scheduled to be open for trading for their respective regular trading sessions.

"Trading Disruption" means, in respect of the Base Index, any suspension of or limitation imposed on trading by the Exchange or Related Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the Exchange or Related Exchange or otherwise (i) relating to securities that comprise 20 per cent. or more of the level of the Base Index on any relevant Exchange(s); or (ii) in futures or options contracts relating to the Base Index on any relevant Related Exchange.

"Valuation Date" means June 18, 2018 (the **"Scheduled Valuation Date"**), or if such date is not a Scheduled Trading Day, the first Scheduled Trading Day thereafter. If such day is a Disrupted Day, then, the Valuation Date shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless the Calculation Agent determines that each of the eight Scheduled Trading Days immediately following the Scheduled Valuation Date is a Disrupted Day. In that case, that eighth Scheduled Trading Day shall be deemed to be the Valuation Date, notwithstanding the fact that it is a Disrupted Day, and the Calculation Agent shall determine in good faith the level of the Reference Index on that eighth Scheduled Trading Day which shall be deemed to be the official closing level of the Reference Index on the Valuation Date. Notwithstanding the preceding two sentences, if the Valuation Date, following any adjustment thereto on account of the Scheduled Valuation Date not being a Scheduled Trading Day or any Scheduled Trading Day being a Disrupted Day, would otherwise fall after the second Business Day prior to the Maturity Date, then the Valuation Date shall be deemed to be the second Business Day prior to the Maturity Date, and if such day is not a Scheduled Trading Day or is a Disrupted Day, the Calculation Agent shall determine the Index Closing Level of the Reference Index on such date in

accordance with the immediately preceding sentence, as if the reference therein to "that eighth Scheduled Trading Day" were a reference to "the second Business Day prior to the Maturity Date".

"Valuation Time" means:

(i) for the purposes of determining whether a Market Disruption Event has occurred in respect of (a) any Component Security, the Scheduled Closing Time on the Exchange in respect of such Component Security (provided that, if the relevant Exchange closes prior to its Scheduled Closing Time, then the Valuation Time shall be such actual closing time), and (b) any options contracts or futures contracts on the Base Index, the close of trading on the Related Exchange; and

(ii) in all other circumstances, the time at which the official closing level of the Index is calculated and published by the Index Sponsor.

2. **Adjustments and Corrections to an Index**

(i) *Successor Index Sponsor calculates and reports an Index*

If an Index is (a) not calculated and announced by the Index Sponsor but is calculated and announced by a successor sponsor (the **"Successor Index Sponsor"**) acceptable to the Calculation Agent, or (b) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of such Index, then in each case that index (the **"Successor Index"**) will be deemed to be such Index.

(ii) *Modification and Cessation of Calculation of an Index*

If (a) on or prior to the Valuation Date, the Index Sponsor makes or announces that it will make a material change in the formula for or the method of calculating an Index or in any other way materially modifies an Index (other than a modification prescribed in that formula or method to maintain such Index in the event of changes in constituent stock and capitalisation or contracts and other routine events) (an **"Index Modification"**), or permanently cancels an Index and no Successor Index exists (an **"Index Cancellation"**), or (b) on the Valuation Date, the Index Sponsor or, if applicable, the Successor Index Sponsor, fails to calculate and announce an Index, provided that the Calculation Agent may, in its discretion, determine that such event in respect of the Reference Index instead results in the occurrence of a Disrupted Day (an **"Index Disruption"** and together with an Index Modification and an Index Cancellation, each an **"Index Adjustment Event"**), then the Calculation Agent may take the action described in (I) or (II) below:

(I) determine if such Index Adjustment Event has a material effect on the Notes and, if so, shall calculate the relevant level or price using, in lieu of a published level for such Index, the level for such Index as at the Valuation Time on the Valuation Date, as determined by the Calculation Agent in accordance with the formula for and method of calculating such Index last in effect prior to that change, failure or cancellation, but using only those securities that comprised such Index immediately prior to that Index Adjustment Event; or

(II) require the Issuer, on giving notice to the Noteholders in accordance with Condition 13, to redeem all (but not some only) of the Notes, each Note (of the Specified Denomination) being redeemed at the Early Redemption Amount.

(iii) *Corrections to an Index*

If the level of the Reference Index published on the Valuation Date by the Index Sponsor or (if applicable) the relevant Successor Index Sponsor and which is utilised for any calculation or determination made for the purposes of the Notes (a **"Relevant Calculation"**) is subsequently corrected and the correction (the **"Corrected Index Level"**) published by the Index Sponsor or (if applicable) the relevant Successor Index Sponsor no later than two Business Days prior to the date

on which payment of any amount or delivery of any assets may have to be made, in each case to be calculated by reference to the Relevant Calculation, then such Corrected Index Level shall be deemed to be the relevant level for such Index on the Valuation Date and the Calculation Agent shall use such Corrected Index Level in determining the relevant level or price.

3. **Additional Disruption Events**

Upon the occurrence of an Additional Disruption Event, the Calculation Agent in its sole and absolute discretion may require the Issuer to give notice to Noteholders in accordance with Condition 13, and redeem all, but not some only, of the Notes, each Note (of the Specified Denomination) being redeemed at the Early Redemption Amount.

Upon the occurrence of an Additional Disruption Event, the Calculation Agent shall give notice as soon as practicable to the Issuer stating the occurrence of the Additional Disruption Event, giving details thereof and the action proposed to be taken in relation thereto, and thereafter the Issuer shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 13.

For these purposes:

"Additional Disruption Event" means either of Hedging Disruption and/or Increased Cost of Hedging.

"Hedging Disruption" means that the Issuer or the Calculation Agent and/or any of their affiliates or agents is unable, after using commercially reasonable efforts, to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) it deems necessary to hedge the equity or other price risk of the Issuer issuing and performing its obligations with respect to the Notes or the Calculation Agent or any affiliates thereof performing its obligations in respect of any hedging arrangements in respect of the Notes, or (ii) realise, recover or remit the proceeds of any such transaction(s) or asset(s).

"Increased Cost of Hedging" means that the Issuer or the Calculation Agent and/or any of their affiliates or agents acting on its behalf would incur a materially increased (as compared with circumstances existing on the Trade Date) amount of tax, duty, expense or fee (other than brokerage commissions) to (i) acquire, establish, re-establish, substitute, maintain, unwind or dispose of any transaction(s) or asset(s) it deems necessary to hedge the equity or other price risk of the Issuer issuing and performing its obligations with respect to the Notes or the Calculation Agent or any affiliates thereof performing its obligations in respect of any hedging arrangements in respect of the Notes, or (ii) realise, recover or remit the proceeds of any such transaction(s) or asset(s), provided that any such materially increased amount that is incurred solely due to the deterioration of the creditworthiness of the Issuer or the Calculation Agent and/or any affiliates or agents thereof shall not be deemed an Increased Cost of Hedging.

"Trade Date" means June 16, 2011.

SCHEDULE

INDEX DISCLAIMER

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("**S&P**") or its third party licensors. S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500® Risk Control 10% (Excess Return) Index to track general stock market performance. S&P's only relationship to the Issuer (other than transactions entered into in the ordinary course of business) is the licensing of certain servicemarks and trade names of S&P and of the S&P 500® Risk Control 10% (Excess Return) Index which is determined, composed and calculated by S&P without regard to the Issuer, its affiliates or the Notes. S&P has no obligation to take the needs of the Issuer or the owners of the Notes into consideration in determining, composing and calculating the S&P 500® Risk Control 10% (Excess Return) Index. S&P is not responsible for and has not participated in the determination of the timing of, prices of or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® RISK CONTROL 10% (EXCESS RETURN) INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, THE OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® RISK CONTROL 10% (EXCESS RETURN) INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED BY S&P OR FOR ANY OTHER USE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® RISK CONTROL 10% (EXCESS RETURN) INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

ADDITIONAL RISK FACTORS AND CONFLICTS OF INTEREST

ACTIONS TAKEN BY BANK OF AMERICA, N.A. MAY AFFECT THE VALUE OF THE NOTES

Bank of America, N.A., as Calculation Agent, will play several different roles in connection with the Notes. Bank of America, N.A. will have responsibility for making various calculations and determinations as set out above. Bank of America, N.A. will also be the Issuer's counterparty in a swap transaction entered into by the Issuer in order to hedge its obligations under the Notes. The existence of such multiple roles and responsibilities for Bank of America, N.A. creates possible conflicts of interest. For example, the amounts payable by Bank of America, N.A. to the Issuer under the swap transaction are calculated on the basis of the amounts payable by the Issuer under the Notes. Therefore, the determinations made by Bank of America, N.A. in respect of the Notes as Calculation Agent may affect the amounts payable by Bank of America, N.A. under the swap transaction, and, in making such determinations, Bank of America, N.A. may have economic interests adverse to those of the holders of the Notes.

Bank of America, N.A. and/or any of its affiliates, as Dealer, may carry out activities that minimize its and/or their risks related to the Notes, including effecting transactions for their own account or for the account of their customers and hold long or short positions in the securities included within the Reference Index whether for risk reduction purposes or otherwise. In addition, in connection with the offering of any Notes, Bank of America, N.A. and/or any of its affiliates may enter into one or more hedging transactions with respect to the Reference Index. In connection with such hedging or market-making activities or with respect to proprietary or other trading activities by Bank of America, N.A. and/or any of its affiliates, Bank of America, N.A. and/or any of its affiliates may enter into transactions which may affect the market price, liquidity or value of the Reference Index and/or the Notes and which could be deemed to be adverse to the interests of the holders of the Notes. Bank of America, N.A. and/or its affiliates are likely to modify their hedging positions throughout the life of the

Notes whether by effecting transactions in the Reference Index or in securities or derivatives linked to the Reference Index. Further, it is possible that the advisory services which Bank of America, N.A. and/or its affiliates provide in the ordinary course of its/their business could lead to an adverse impact on the value of the Reference Index.

International Finance Corporation ("**IFC**") makes no representation, warranty or assurance of any kind, express or implied, as to the accuracy or completeness of the Reference Index, any data included therein, any data from which it is based, or any services provided by Bank of America, N.A. or S&P in connection with the Reference Index. IFC accepts no obligation to update or correct the Reference Index or any data or services relating to the Reference Index. No act or omission of Bank of America, N.A., S&P or any of their directors, officers, employees or agents in relation to the Reference Index or any data or services relating to the Reference Index shall constitute, or be deemed to constitute, a representation, warranty or undertaking of or by IFC. IFC shall have no liability for any errors, omissions, or interruptions in the Reference Index. IFC makes no warranty, express or implied, as to results to be obtained from the use of the Reference Index. Without limiting any of the foregoing, in no event shall IFC have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages, resulting from any action, omission, data or services provided by Bank of America, N.A. or S&P in connection with the Reference Index.